Filed By: Montana Acquisition Corporation
                                                 Commission File No. 333-46174
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                                       Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                       Subject Company: Distribution Management Services, Inc.
                                                 Commission File No. 000-27539

                     Advice of Preliminary Business Combination Communication,
                                     Subject: Definitive Termination of Merger
                                           SEC Filing Date: September 24, 2010


            [REPRODUCTION OF TELECOPIER TRANSMISSION NOTIFICATION]

             [Telecopier Endorsement: Delivered to Leo Greenfield
              at 2010 Hours, Pacific Time, on September 17, 2010]

Post Office Box 202 - Wyoming, New York  14591-0202
Telephone (585) 495-6495
                                               Montana Acquisition Corporation

To:              Leo Greenfield @ DMS       From:           Randy Hudson [RSH]

Telecopier No.:  (954) 922-0847             Total Pages:    4, including cover

Telephone No.:   (954) 554-2725             Date:           9/17/2010

Subject:         Notice of Termination      cc:
                 of Leter of Intent

[ ]Urgent  X For Review  [ ]Please Comment  [ ]Please Reply  [ ]Please Recycle

Please find attached Montana's formal Notice of Termination of its Letter of Intent, dated August 12, 2010, between DMS and Montana.

Thank you for your courtesy in this matter.

                             -------------------------

            [REPRODUCTION OF TELECOPIER TRANSMISSION NOTIFICATION]

             [Telecopier Endorsement: Delivered to Leo Greenfield
              at 1358 Hours, Pacific Time, on September 18, 2010]

Post Office Box 202 - Wyoming, New York  14591-0202
Telephone (585) 495-6495
                                               Montana Acquisition Corporation

To:              Leo Greenfield @ DMS       From:           Randy Hudson [RSH]

Telecopier No.:  (954) 921-7503             Total Pages:    4, including cover

Telephone No.:   (954) 554-2725             Date:           9/18/2010

Subject:         Notice of Termination      cc:
                 of Leter of Intent

[ ]Urgent  X For Review  [ ]Please Comment  [ ]Please Reply  [ ]Please Recycle

Please find attached Montana's formal Notice of Termination of its Letter of Intent, dated August 12, 2010, between DMS and Montana.

Thank you for your courtesy in this matter.

                             -------------------------

                   [Montana Acquisition Corporation's Letterhead]

Randolph S. Hudson
Chairman of the Board
(585) 495-6945

[Montana's Logo]                                MONTANA ACQUISITION CORPORATION

Post Office Box 202
Wyoming, New York  14591-0202


                                Advice of Transmittal;
                         Telecopy Delivered to (954) 922-0847
                              Telecopy to (954) 921-7503
                Facsimile Delivered Electronically to dmgslg23@gmail.com

                                  September 17, 2010


Leo Greenfield
Chairman of the Board
President
Chief Executive Officer
DISTRIBUTION MANAGEMENT SERVICES, INC.
Suite 5
2029 Taft Street
Hollywood, Florida  33020-2724

     Subject: Prospective Business Combination of Montana Acquisition Corporation and Distribution Management Services, Inc.

                       Notice of Termination of Merger

Dear Mr. Greenfield:

     On or about August 13, DMS agreed to the terms and conditions under a definitive letter of intent with Montana (the "Letter of Intent"), which obligated DMS to reorganize its organic corporate structure and merge with Montana (the "Merger").

     To date, we are extremely crestfallen by DMS' lack of progress to perform its obligations under that certain Letter of Intent - not even by the expression to Montana of a token financial gesture. Moreover, speculation by your stockholders as to the timely and satisfactory closing of the Merger has caused volatility in your stock price from the date Montana announced the Merger to the U. S. Securities and Exchange Commission (the "SEC") to-date. Clearly, we do not want to be associated with this volatility; especially, if this speculation is the result of your stockholders' ongoing reliance the Merger, in fact, will proceed.

     From the date I initiated discussions with you in regard to a merger with Montana, which included the comprehensive reorganization of DMS, circa February 2010, I have been recurrently disappointed by your repeated, failed promises to fund the prospective transaction. You have introduced us to persons of dubious character; you have placed us in an unbalanced position with U. S. Federal and some states securities regulators by engaging us in a poorly-planned, feckless transaction that appears to be based on your inconsistent representations and warranties to us; and, you have compromised the integrity of your firm and its board of directors, as well as ours, by your relentless, unsupported optimism to fund the transaction suggested by our Letter of Intent.

     On numerous occasions, when DMS could not facilitate and pay the Merger-related expenses to Montana, I have been thunderstruck listening to you utter sheer whimsy when suggesting the Merger can be completed on a "no money down" basis. Worse yet, in retrospect, the "commitments" you claim to have arranged to finance the transaction, to me, represent nothing more than the funding of spurious stock option plans (none of which were filed with or approved neither by the SEC nor by any state's securities department) by utilizing the services
- at exorbitant costs - of, ostensibly, unlicensed and unprincipled promoters and hawkers.

     In this transaction, it is evident to me that your business tactics and philosophy to perform DMS' obligations under the Letter of Intent to consummate the Merger - and ALL of the actions REQUIRED TO BE PERFORMED both BEFORE AND AFTER the Merger - are not imbued by the pragmatic realities of life.

     Your judgment of my indefatigable condemnations of DMS in this letter is incomparable to my disappointment in myself by somehow having believed you could fulfill your repeated promises to complete the Merger. When we renewed our discussions in this matter in late July, I predicted a controversy would occur between us if DMS was incapable of timely securing a capital or credit accommodation to complete the Merger. However, as a testament to the tenure of our business relationship, and for the benefit to Montana's and DMS' stockholders, respectively, I, too, was hopeful DMS would be able to succeed in its endeavors - this time around. Now, aside from the disquieting memory represented by the evident demise of the Merger, Montana is now forced to pay for the preparation and filing of lengthy reports with the SEC to disclose the failed transaction. The preparation and filing of these reports will require the IMMEDIATE expenditure of approximately $3,000, which Montana can't afford to spend, and, moreover, that places me, personally, in an extremely uncompromising position in many ways.

     I believe Montana's harshest critics would agree with me that Montana has been more than patient by attempting to continue with the prospective transaction, even after falling victim to your continued, failed promises time and again. I can only hope Montana's stockholders are somewhat forgiving of me when assessing this calamity.

     On August 21, Montana delivered an involuntary notice of termination under that certain Letter of Intent to DMS. Based on your personal pleas to me, and (foolishly, yet again) in reliance of your representations and warranties, as to the immediate availability of and payment to Montana of even a small payment of Merger-related expenses by DMS, Montana did not enforce said termination. And, on September 15, when the Letter of Intent automatically expired under its terms and provisions, you again pleaded with me to allow DMS until the close of business today for it to attempt to arrange funds to pay Montana for Merger-related expenses. Again, so that no person could say I was being unduly precipitous by not granting you a final opportunity to preserve the transaction for the benefit of our respective stockholders, I conceded by verbally informing you that I would take no action on the automatic termination until today.

     I have endured DMS' broken promises for approximately seven months; frankly, I am no longer confident - nor do I possess a trace of optimism - that DMS is or will be capable to perform its financially-related obligations in respect of any merger between Montana and DMS. (I trust your opportune lapses in memory will not cause you to forget what DMS' agreements were in regard to the subject transaction. It would be unfortunate to expose yourself to that type of public scrutiny and ridicule, considering the extent to which Montana has publicly disclosed our discussions to-date.)

     Therefore, please be advised that Montana will neither amend nor extend the terms of its Letter of Intent to DMS; specifically, Montana will not extend the closing date of the merger. Montana considers its Letter of Intent to DMS, including all oral extensions and agreements thereunder, null and void and of no further force and effect as of the close of business, Eastern Time, today.

     I am certain DMS has other options available to it in order to become a fully reporting company, the shares of which could be registered with the SEC. Moreover, I would have no objection to enter into new discussions with you in regard to a merger between Montana and DMS. HOWEVER, if that were to be the case, and, should Montana, DMS, our respective boards of directors, and our respective stockholders agree to other terms and provisions, Montana must receive a payment-in-advance of $5,000 toward merger-related expenses; AND, Montana must receive $20,000 on the date Montana and DMS deliver a definitive letter of intent; AND, Montana must be satisfied that an additional $25,000 is on deposit with an independent escrow agent to cover the remaining expenses, which funds would automatically be paid to Montana based upon the satisfactory progression of events relating to Montana's and DMS' strict performance under a definitive merger agreement. Furthermore, any such discussions and payment arrangements must be made and acceptable to Montana by the close of business on September 30, 2010.

	Kindly govern yourselves accordingly.

	I wish you and DMS all future successes in your respective and mutual endeavors.

                                             Very truly yours,

                                             MONTANA ACQUISITION CORPORATION


                                             /s/ Randolph S. Hudson

                                             Randolph S. Hudson
                                             Chairman of the Board
                                             President
                                             Chief Executive Officer

RSH:agi

cc:  As directed per applicable matrices